Exhibit 1

Fourth Quarter 2010 Page 1 of 17

EDENOR ANNOUNCES FOURTH QUARTER 2010 RESULTS

Stock Information: NYSE ADR Ticker: EDN Buenos Aires Stock Exchange Class B Shares Ticker: EDN Ratio: 20 Class B = 1 ADR
Buenos Aires, Argentina, March 10, 2011 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the fourth quarter of 2010. All figures are stated in Argentine Pesos and have been prepared in accordance with Argentine GAAP. Solely for the convenience of the reader, Peso amounts as of and for the period ended December 31, 2010 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on December 31, 2010 of Ps. 3.976.

Fourth Quarter 2010 Highlights

Net Sales increased 4.4% to Ps. 521.7 million in the fourth quarter of 2010 from Ps. 499.6 million in the fourth quarter of 2009, mainly due to an increase in the volume of electricity and capacity sold.

Investor Relations Contacts:

Ivana Del Rossi
Finance Manager
Tel:  5411.4346.5127

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
6363 Del Libertador  Avenue, 4th Floor
(C1428ARG) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar

Volume of Energy Sold increased 7.3% to 4,760 GWh in the fourth quarter of 2010 from 4,434 GWh in the fourth quarter of 2009. This increase was attributable to a 5.1% increase in the average GWh consumption per customer and a 2.2% increase in the number of customers.

Electric Power Purchases increased 9.7%, to Ps. 262.3 million in the fourth quarter of 2010 from Ps. 239.2 million in the fourth quarter of 2009. This variation is due to an increase in demand.

Gross Margin decreased 0.4% to Ps. 259.4 million in the fourth quarter of 2010 from Ps. 260.4 million in the fourth quarter of 2009. This negative variation is mainly due to an increase in the provisions for fines and penalties, which are deducted from sales.

Net Operating Loss was Ps. 31.8 million in the fourth quarter of 2010 basically due to an increase in operating expenses, which were compensated through the PUREE funds which is not reflected in our revenues.

Net Loss was Ps. 70.9 million in the fourth quarter of 2010 compared to a gain of Ps. 4.7 million in the fourth quarter of 2009, mainly due to an increase in our operating expenses and a decrease in financial results.

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As mentioned before, these cost increases were compensated through the PUREE funds, which are not factored into our revenues.

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Discussion of Financial Results:

FINANCIAL HIGHLIGHTS
	4Q 2010 *	4Q 2009*	% Change vs.2009	Twelve month period ended December 31, 2010*	Twelve month period ended December 31, 2009*	% Change vs. 2009
Net Sales	521.7	499.6	4.4%	2,173.6	2,077.9	4.6%
Electric power purchases	(262.3)	(239.2)	9.7%	(1,069.7)	(1,003.4)	6.6%
Gross margin	259.4	260.4	(0.4)%	1,103.9	1,074.5	2.7%
Net Operating Income (loss)	(31.8)	31.8	(200.0)%	94.5	222.9	(57.6)%

* In millions of Argentine Pesos

Net sales

Net sales increased by 4.4 % from Ps. 499.6 million in the fourth quarter of 2009 to Ps. 521.7 million in the fourth quarter of 2010.

This variation was mainly due to an increase of 7.3 % in the volume of energy sold, from 4.434 GWh sold in the fourth quarter of 2009 to 4.760 GWh sold in the fourth quarter of 2010, which is attributable to a 5.1% increase in the average GWh consumption per customer and a 2.2 % increase in the number of customers.

Net energy sales represent approximately 97.6 % of our net sales; late payment charges, pole leases, and connection and reconnection charges represent the remaining 2.4%.

Energy sales increased by 7.8% (Ps. 39.6 million) from Ps. 507.5 million in the fourth quarter of 2009 to Ps. 547.2 million in the fourth quarter of 2010. This increase was mainly due to the impact of the higher volume of energy and capacity sold. This increase in sales was partially offset by an increase in the fines and penalties deducted, from Ps. 18.5 million in the fourth quarter of 2009 to Ps. 38.3 million in the same period of 2010.

Fourth Quarter 2010 Page 4 of 17

Electric power purchases

The amount of electric power purchases increased 9.7 % from Ps. 239.2 million in the fourth quarter of 2009 to Ps. 262.3 million for the fourth quarter of 2010. This variation results from the higher volume of energy sold.

Energy losses increased to 12.5 % in 2010 from 11.9 % in 2009.

Gross margin

Gross margin decreased 0.4 % from Ps. 260.4 million in the fourth quarter of 2009 to Ps. 259.4 million in the fourth quarter of 2010. This negative variation was mainly due to an increase in fines and penalties deducted from sales.

Transmission and distribution expenses

Transmission and distribution expenses increased 21.9 % from Ps. 147.9 million in the fourth quarter of 2009 to Ps. 180.2 million in the fourth quarter of 2010, mainly due to a Ps. 37.9 million increase in salaries and social security taxes due to salaries increases, which was partially offset by a decrease of Ps. 4.4 million in supplies consumption.

In terms of percentage of revenues, transmission and distribution expenses increased from 29.6 % in the fourth quarter of 2009 to 34.5 % in the fourth quarter of 2010.

The following table sets forth the principal components of our transmission and distribution expenses for the periods indicated:

	Fourth Quarter ended December 31,				Twelve months ended December 31,
	4Q 2010	% on 4Q 2010 revenues	4Q 2009	% on 4Q 2009 revenues	2010	2009
	(in millions of Pesos)
Salaries and social security taxes	Ps. 97.7	18.7%	Ps. 59.8	12.0%	Ps. 293.3	Ps. 219.8
Supplies	6.4	1.2%	10.8	2.2%	36.8	34.3
Outsourcing	27.7	5.3%	29.4	5.9%	118.4	110.2
Depreciation of property, plant & equipment	43.0	8.2%	42.4	8.5%	169.4	166.8
Others	5.4	1.1%	5.5	1.0%	18.4	17.5
Total	Ps.180.2	34.5%	Ps. 147.9	29.6%	Ps.636.3	Ps. 548.6

Selling expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collections and collections procedures, as well as allowances for doubtful accounts.

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Selling expenses increased 31.2 % from Ps. 41.5 million in the fourth quarter of 2009 to Ps. 54.5 million in the fourth quarter of 2010, primarily as a result of:

▪	a Ps. 8.5 million increase in salaries and social security taxes due to salaries increases;
▪	a Ps. 4.0 million increase in outsourcing due to increases in contractors’ prices; and
▪	a Ps. 1.6 million increase in taxes and charges.

In terms of percentage revenues, selling expenses increased from 8.3 % in the fourth quarter of 2009 to 10.4% in the fourth quarter of 2010.

The following are the principal components of our selling expenses for the periods indicated:

	Fourth Quarter ended December 31,				Twelve months ended December 31,
	4Q 2010	% on 4Q 2010 revenues	4Q 2009	% on 4Q 2009 revenues	2010	2009
	(in millions of Pesos)
Salaries and social security taxes	Ps.22.7	4.3%	Ps. 14.2	2.8%	Ps.68.1	Ps. 51.6
Allowance for doubtful accounts	2.5	0.5%	5.5	1.1%	21.2	18.6
Outsourcing	14.4	2.8%	10.3	2.1%	48.1	40.1
Taxes and charges	5.2	1.0%	3.6	0.7%	20.6	17.9
Others	9.7	1.8%	7.9	1.6%	36.2	30.7
Total	Ps. 54.5	10.4%	Ps.41.5	8.3%	Ps. 194.2	Ps. 158.9

Administrative expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation and maintenance.

Administrative expenses increased 44.1 % from Ps. 39.2 million in the fourth quarter of 2009 to Ps. 56.5 million in the fourth quarter of 2010.

This increase was mainly due to an increase in salaries and social security taxes of Ps. 11.3 million due to salaries increases, and a Ps. 2.1 million increase in the building lease contract and insurance due to our new headquarters lease contract.

In terms of percentage of revenues, administrative expenses increased from 7.9 % in the fourth quarter of 2009 to 10.8 % in the fourth quarter of 2010.

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The following are the principal components of our administrative expenses for the periods indicated:

	Fourth Quarter ended December 31,				Twelve months ended December 31,
	4Q 2010	% on 4Q 2010 revenues	4Q 2009	% on 4Q 2009 revenues	2010	2009
	(in millions of Pesos)
Salaries and social security taxes	Ps. 27.1	5.2%	Ps. 15.9	3.2%	Ps 77.0	Ps. 58.9
Computer services	6.7	1.3%	5.2	1.0%	26.7	22.8
Outsourcing	4.1	0.8%	3.8	0.7%	13.9	15.1
Advertising expenses	6.1	1.2%	5.4	1.1%	18.4	16.8
Others	12.5	2.3%	8.9	1.9%	42.9	30.4
Total	Ps. 56.5	10.8%	Ps. 39.2	7.9%	Ps. 178.9	Ps. 144.0

Net operating loss

Our net operating loss was Ps. 31.8 million in the fourth quarter of 2010, mainly due to an increase in operating expenses (which amounted to Ps. 62.6 million) and also in the penalties described above. The increase in operating expenses was partially compensated through the PUREE funds, which are not factored into our tariffs.

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets were a loss of Ps. 9.5 million in the fourth quarter of 2010 compared to a loss of Ps. 6.8 million in the fourth quarter of 2009.

The Ps. 2.7 million decrease was primarily due to a loss generated in the valuation of our hedging contracts to mitigate the risk generated by the fluctuations in the Peso - US Dollar exchange rate and to an increase in the tax on financial transactions, which was partially offset by an increase in interest income.

Financial expenses generated by liabilities, which include financial interest, exchange results and other expenses, were a loss of Ps. 50.8 million in the fourth quarter of 2010 compared to a loss of Ps. 28.3 million in the fourth quarter of 2009.

This Ps. 22.5 million negative variation was primarily due to an increase in the exchange rate peso / USD, an increase in interest expense and a one-time financial expense due to the issuance of the 2022 bond.

Other income (expense), net

Other income ( expense), net, includes mainly voluntary retirements, severance payments, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits.

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We recorded a gain of Ps. 5.0 million in the fourth quarter of 2010 as compared to a loss of Ps. 4.5 million in the fourth quarter of 2009.
This positive variation was basically due to a reduction in the charge for accrued litigation (Ps. 6.3 million) and to a gain in the sale of one of our buildings.

Income tax and tax on minimum presumed income

We recorded a tax credit of Ps. 24.3 million in the fourth quarter of 2010 compared to a charge of Ps. 2.9 million in the fourth quarter of 2009.

The positive tax charge of Ps. 24.3 million recorded in the fourth quarter of 2010 is comprised of the following:

▪	Ps. 3.4 million of deferred taxes; and,
▪	Ps. 20.9 million of current tax.

Net income

We recorded a net loss of Ps. 70.9 million in the fourth quarter of 2010 compared to net income of Ps. 4.7 million in the fourth quarter of 2009. This significant negative variation resulted from:

▪	The increases in operating expenses, explained above; and,
▪	The decrease in financial results generated by assets and liabilities, described above.
As mentioned, these cost increases were compensated through the PUREE funds which are not factored into our revenues.

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Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

	4Q 2010		4Q 2009%			December	December	Clients %
	In Gwh	%	In Gwh	%	Variation	2010 Clients	2009 Clients	Variation
Residential	1.795	37,7%	1.639	37,0%	9,5%	2.325.574	2.271.960	2,4%
Small Commercial	408	8,6%	385	8,7%	6,0%	299.822	297.070	0,9%
Medium Commercial	425	8,9%	395	8,9%	7,8%	29.820	28.923	3,1%
Industrial	895	18,8%	836	18,9%	7,1%	5.816	5.628	3,3%
Wheeling System	1.007	21,1%	955	21,5%	5,4%	643	636	1,1%
Others
Public Lighting	145	3,0%	141	3,2%	2,9%	21	21	0,0%
Shantytowns and Others	85	1,8%	83	1,9%	2,4%	372	374	-0,5%
Total	4.760	100,0%	4.434	100,0%	7,3%	2.662.068	2.604.612	2,2%

Capital Expenditures

During the fourth quarter of 2010, our capital expenditures were Ps. 106.8 million, compared to Ps. 112.4 million in the fourth quarter of 2009. Our capital expenditures for the fourth quarter of 2010 consisted mainly of the following:

•	Ps. 64.7 million in new connections due to the increase in our customer base and grid enhancements;
•	Ps. 21.0 million in network maintenance and improvements;
•	Ps. 2.2 million in legal requirements;
•	Ps. 3.1 million in communications and telecontrol; and
•	Ps. 15.8 million of other investment projects.

For the twelve-month period ended December 31, 2010, our Capital Expenditures amounted to Ps. 388.8 million, compared to Ps. 404.3 million in the same period of 2009.

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HIGHLIGHTS

9.75% Senior Notes due 2022

On October 1st, 2010, we announced an exchange offer to exchange all of our outstanding 10.5% Senior Notes due 2017 for 9.75% Senior Notes due 2022, an offer to purchase our outstanding 10.5% Senior Notes due 2017 and a concurrent cash offer of our 9.75% Senior Notes due 2022.
The offers were conditioned upon the issuance of at least US$150 million principal amount of new notes.

On October 25th, 2010,  as the result of the cash offer, we issued US$140 million of new notes due 2022. As the result of the exchange offer, the company accepted and exchanged US$90.3 million of 2017 notes, which had been validly exchanged as of November 1st, 2010.

As a result of the offer to purchase, US$33.5 million of our 10.5% Senior Notes due 2017 had been validly tendered and accepted.

All in all, we issued US$230.3 million in 9.75% Senior Notes due 2022, at a yield of 9.75%. With this transaction we have extended our maturity profile and have reduced the carrying cost of our debt, while taking advantage of the tax deductibility of the premiums paid.

10.5% Senior Notes due 2017

The current outstanding principal amount of Senior Notes due 2017 is US$ 24.7 million.

On October 18th, 2010, we cancelled US$65.3 million aggregate principal amount of our 10.5% Senior Notes due 2017 that we held.
On November 4th, 2010, as a result of the tender and exchange offer, the company canceled an additional US$ 124.0 million aggregate principal amount of our Senior Notes due 2017, representing approximately 83.3% of the outstanding notes.

Interest Coupon Swaps

In order to hedge the risk fluctuations in the peso-U.S. dollar exchange rate, we entered into a coupon only currency swap contract with JPMorgan (EMTA base) in connection with the Senior Notes due October 2022.

Fourth Quarter 2010 Page 10 of 17

Coupon	Int. Rate in US$	Int. Rate on average in Ar$	Interest Payment in US$	Exchange rate Ar$ / US$
Senior Notes Due 2022
Apr 2011	9.75%	11.1%	22,454,347.5	3.9695
Oct 2011	9.75%	11.1%	22,454,347.5	3.9695
Apr 2012	9.75%	11.1%	22,454,347.5	3.9695
Oct 2012	9.75%	11.1%	22,454,347.5	3.9695

Total Redemption of the Fixed Rate Par Notes due 2016

On December 13, 2010 we redeemed US$ 8.0 million principal amount of our outstanding Fixed Rate Par Notes due 2016. After December 13, 2010 the coupon on such Notes was stepping up from 8% to 9% in 2011, 9.5% in 2012 and 10% in the following periods, in accordance with the terms of the indenture governing such notes. As a result of the redemption and other repurchases, we had no Fixed Rate Par Notes due 2016 outstanding at December 31, 2010.

Costs Adjustments

In November we requested an additional increase to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from May 2010 to October 2010.

As of December 31, 2010, we have submitted to the ENRE six requests from CMM adjustments as described in the table below. ENRE has not yet responded to these requests.

Assessment Period	Application Date	CMM Adjustment Requested
November 2007 - April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 - April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 - April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
	Cumulative:	41.725%

Although we believe that these increases comply with the terms of the CMM, we cannot assure that the ENRE will grant us these increases in full, or at all, or if granted, that we will be able to bill our customers or otherwise recover these increases from other sources of payment (such as PUREE).

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PUREE

Our operating cash flow for the fourth quarter of 2010 was positively impacted by Ps.86.2 million that we retained under the PUREE, in compensation for CMM increases not yet factored into our tariffs scheme.
In the year ended December 31, 2010, PUREE funds increased 48% to Ps. 295.8 million from Ps. 199.8 in 2009.

	2009	2010	Increase
Ar$	199.8	295.8	48%
Us$	52.6	74.4
Figures in millions

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RECENT EVENTS

Debt Repurchase and final Redemption of our Floating Rate Notes due 2019

During January and February 2010, we repurchased and cancelled U.S.$ 9.3 million principal amount of our outstanding Floating Rate Par Notes due 2019. In order to cancel all the outstanding Restructuring Notes, we have announced the final Redemption Date of those Notes, on March 4, 2011. As a result of these repurchases and redemption, we have no Floating Rate Par Notes due 2019 outstanding.

Acquisition of EMDERSA and AESEBA

On January 19, 2011, our indirect controlling shareholder, Pampa Energía, accepted an offer from AEI and certain of its subsidiaries to acquire (directly or through one or more of its affiliates) the following:

1.
77.19% of the outstanding capital stock of Empresa Distribuidora Eléctrica Regional S.A. (“EMDERSA”), a company engaged in the distribution of electricity in the Argentine provinces of San Luis, La Rioja and Salta through its subsidiaries Empresa Distribuidora de San Luis S.A. (“EDESAL”), Empresa Distribuidora de La Rioja S.A. (“EDELAR”) and Empresa Distribuidora de Salta S.A. (“EDESA”), and in the generation of electricity through its subsidiary Emdersa Generación Salta S.A. (“EGSSA”); and

2.
100% of the outstanding capital stock of AESEBA S.A., an electric utility company, which owns 90% of the outstanding capital stock of Empresa Distribuidora de Energía Norte S.A. (“EDEN”), an electricity distribution company with the concession area in the northern part of the Province of Buenos Aires.

In addition, Pampa Energía agreed to acquire from AEI 0.01% of the outstanding capital stock of EDESAL, 0.02% of the outstanding capital stock of EGSSA and 0.01% of the outstanding capital stock of EDELAR that were held directly by AEI and its subsidiaries (other than EMDERSA).

Pursuant to the terms of the sale of the shares described above, Pampa Energía was entitled to designate one or more of its affiliates to act as transferees of such shares.  In light of this, Pampa Energía designated Edenor as transferee of the shares and Edenor purchased the shares on March 4, 2011.

On March 4, Edenor has accepted an offer, at no cost, from its indirect controlling entity, Pampa Energía S.A. (“Pampa”), pursuant to which Pampa granted Edenor the option of acquiring certain assets in the energy distribution market which Pampa was entitled to acquire, directly or through any of its subsidiaries, from AEI Group, pursuant to an agreement executed among Pampa and AEI Utilities, S.L.

Edenor has acquired from AEI: (i) 182,224,095 ordinary shares of EMDERSA S.A. (“Emdersa”), representing 77.19% of the capital stock and votes of Emdersa (the “Emdersa Shares”), (ii) 2 ordinary shares of Empresa Distribuidora de San Luis S.A. (“Edesal”) representing 0.01% of the capital stock and votes of Edesal, (iii) 600 ordinary shares of Emdersa Generación Salta S.A. (“EGSSA”) representing 0.02% of the capital stock and votes of EGGSA, (iv) 1 ordinary share of Empresa Distribuidora de Electricidad de la Rioja S.A. (“EDELAR”) representing 0.01% of the capital stock and votes of EDELAR, (v) 1 ordinary share of Empresa de Sistemas Eléctricos Abiertos S.A. (“ESED”) representing 0.01% of the capital stock and votes of ESED and (vi) 29,118,127 ordinary shares of AESEBA S.A. representing 99.99% of the capital stock and votes of AESEBA (the “AESEBA Shares”).  The price paid by Edenor for the acquisition of the assets above referred to was U.S.$90,000,000 for the Emdersa Shares and the Residual Shares acquired from AEIU, and U.S.$.49,998,283 for the AESEBA Shares acquired from AEIU.

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Finally, in connection with the transactions informed herein, the change of control in each acquired company entails an event of acceleration with regards to the loan agreements entered into by its subsidiaries.  For such reason Edenor has granted certain loans to such companies to allow the restructuring of their financial loans, offering a yearly rate of 16% due on April 30, 2011.  The loans shall be made as follows: (i) Ps. 80,000,000 to EDEN, (ii) Ps. 31,178,000 to EDELAR, (iii) Ps. 131,319,500 to EDESA, and (iv) Ps. 37,502,500 to EDESAL.

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About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km.  In 2010, Edenor sold 19,292 GWh of energy and purchased 22,053 GWh of energy, with net sales of approximately Ps. 2.2 billion and net loss of Ps. 74.0 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Thursday, March 10, 2010, at 12:00 p.m. Buenos Aires time / 10:00 a.m. New York time.  For those interested in participating, please dial (888)233-0826 in the United States or, if outside the United States, +1(973) 935-8877.  Participants should use conference ID 45781761, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available from 03/10/2011 1.00pm BA Time to 03/17/2011 23.59 BA Time.  To access the replay, please dial 1(706) 645-9291 from outside the US and (800) 642-1687 from within the US. The Conference ID: 45781761.

For more information, please access www.edenor.com

Fourth Quarter 2010 Page 15 of 17

Income Statement
(for the twelve month period ended December 31, 2010 and 2009
in thousands of U.S. dollars and Argentine Pesos)

	For the twelve month period ended December 31,
	2010		2009

Net sales	USD 546,691	Ps. 2,173,644	Ps. 2,077,860
Electric power purchases	(269,051)	(1,069,747)	(1,003,362)
Gross margin	277,640	1,103,897	1,074,498
Transmission and distribution expenses	(160,032)	(636,289)	(548,583)
Selling expenses	(48,852)	(194,236)	(158,956)
Administrative expenses	(44,994)	(178,897)	(144,034)

Net operating (loss) income	23,761	94,475	222,925
Financial income (expense) and holding gains (losses):
Generated by assets:
Exchange difference	1,864	7,412	21,402
Interest	7,136	28,372	16,204
Exposure to inflation and holding results	(3,692)	(14,680)	37,589
Tax on financial transfers	(4,036)	(16,048)	(13,352)
Generated by liabilities:
Financial expenses	(3,140)	(12,484)	(11,713)
Exchange difference	(10,130)	(40,278)	(99,096)
Interest expenses	(22,972)	(91,335)	(87,739)
Tax on financial transfers	(5.312)	(21,120)	(19,181)
Adjustment to present value of the notes	(1,056)	(4,198)	(5,243)
Gain/Loss from the repurchased of notes	(1,774)	(7,054)	81,455
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.	2,913	11,581	3,413
Other income (expenses), net	(2,467)	(9,810)	23,290
Income before taxes	(18,905)	(75,167)	169,954
Income tax	286	1,136	(79,311)
Net income	(18,619)	(74,031)	90,643

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.976 per dollar, the buying rate as of December 31, 2010, solely for the convenience of the reader.

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Cash Flow Statement
(for the twelve month period ended December 31, 2010 and 2009
in thousands of U.S. dollars and Argentine Pesos)

	For the twelve month period ended December 31,
	2010				2009

Net income for the period	USD	(18,619)	Ps.	(74,031)	Ps.	90,643
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation of property, plant and equipment		44,864		178,380		175,419
Retirement of property, plant and equipment		283		1,125		2,763
Loss from sale of property		(1,324)		(5,266)		-
Gain from investments		(13,996)		(55,650)		26,379
Gain from investments SACME S.A.		(2)		(7)		(11)
Adjustment to present value of notes		1,056		4,198		5,243
Gain/Loss from the repurchase and redemption of notes		1,774		7,054		(81,455)
Exchange differences, interest and penalties on loans		12,453		49,512		178,586
Recovery forecast for tax contingencies		-		-		(35,553)
Income tax		(286)		(1,136)		79,311
Allowance for doubtful accounts		4,103		16,313		13,547
Recovery allowance for doubtful accounts		-		-		(26,956)
Allowance for other doubtful account		1,230		4,891		3,335
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As		(2,913)		(11,581)		(3,413)
Changes in operating assets and liabilities:
Net increase in trade receivables		62		245		48,070
Net increase in other receivables		(69)		(275)		5,342
(Increase) decrease in supplies		(558)		(2,218)		(3,889)
Increase in trade accounts payable		8,766		34,853		15,221
Increase in salaries and social security taxes		17,358		69,015		27,173
Increase (decrease) in taxes		(11,530)		(45,842)		(56,915)
Increase in other liabilities		18,736		74,495		39,292
Increase in Program for the Rational Use of Electric Power		74,391		295,778		199,826
Net increase in accrued litigation		(2,075)		(8,249)		10,616
Financial interest paid (net of interest capitalized)		(16,325)		(64,908)		(76,827)
Financial interest collected		15,149		60,232		32,230
Net cash flow provided by operating activities		132,527		526,928		667,977
Cash Flow from investing activities:
Addition to property, plants and equipment		(97,779)		(388,770)		(404,165)
Proceed from sales of property, plants and equipment		1,870		7,435		-
Net cash flow used in investing activities		(95,909)		(381,335)		(404,165)
Cash Flow from financing activities:
Decrease in non-current investments		-		-		13,614
Increase in loans		76,177		302,878		(175,453)
Net cash flows provided by (used in) financing activities		76,177		302,878		(161,839)

Cash variations:
Cash at beginning of year		57,438		228,372		126,399
Cash at end of year		170,232		676,843		228,372
Net increase (decrease) in cash		112,795		448,471		101,973

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.976 per dollar, the buying rate as of December 31, 2010, solely for the convenience of the reader.

Fourth Quarter 2010 Page 17 of 17

Balance Sheet

(As of December 31, 2010 and December 31, 2009
in thousands of U.S. dollars and Argentine Pesos)

	As of December 31,				As of December 31,
	2010				2009
Current Assets:
Cash and banks	USD	2,166	Ps.	8,611	Ps.	8,685
Investments		168,066		668,232		219,687
Trade receivables		105,934		421,193		389,236
Other receivables		10,906		43,361		61,098
Supplies		3,120		12,407		14,854
Total current assets		290,192		1,153,804		693,560
Non-Current Assets:
Trade receivables		11,451		45,531		87,047
Other receivables		29,992		119,249		88,756
Investments in other companies		104		415		408
Supplies		5,847		23,249		18,584
Property, plant and equipment		927,938		3,689,482		3,482,386
Total non-current assets		975,334		3,877,926		3,677,181
Total assets		1,265,526		5,031,730		4,370,741
Current Liabilities:
Trade account payable		95,197		378,505		347,782
Loans		13,609		54,108		82,988
Salaries and social security taxes		45,380		180,432		118,377
Taxes		27,938		111,080		140,301
Other liabilities		1,142		4,542		8,012
Accrued Litigation		14,545		57,832		62,813
Total current liabilities		197,812		786,499		760,273
Non-Current Liabilities:
Trade account payable		12,823		50,984		46,854
Loans		260,340		1,035,113		707,499
Salaries and social security taxes		12,735		50,633		43,673
Taxes		2,261		8,989		9,374
Other liabilities		247,615		984,518		610,775
Accrued Litigation		1,714		6,816		10,084
Total non-current liabilities		537,488		2,137,053		1,428,259
Total liabilities		735,300		2,923,552		2,188,532
Shareholders’ equity		530,226		2,108,178		2,182,209
Total liabilities and shareholders’ equity		1,265,526		5,031,730		4,370,741

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.976 per dollar, the buying rate as of December 31, 2010, solely for the convenience of the reader.